UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012
Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 26 April, 2012

ASX & MEDIA RELEASE
26 APRIL, 2012

MARSHALL EDWARDS ISSUED NEW PATENT FOR USE OF LEAD DRUG CANDIDATE ME-143 IN TREATING CANCER

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL), has made the following announcement:

San Diego – 25 April, 2012 – Marshall Edwards, Inc., an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today that the US Patent and Trademark Office has issued Patent No. 8,163,795 covering the company’s lead drug candidate ME-143 for use in treating cancer.  The patent is expected to provide protection until September 2025.

The company also announced that it has received notices of allowance from the Japanese Patent Office for two patents that cover the ME-143 and ME-344 compositions of matter, respectively, and their use in treating cancer.

“This key US patent for ME-143 follows on the heels of a related patent for ME-344 as well as a composition patent for both compounds, solidifying the intellectual property position surrounding our two lead oncology drug candidates,” said Daniel P Gold PhD, President and Chief Executive Officer of Marshall Edwards.  “As we prepare for our upcoming Phase II clinical trials, we believe our strong patent estate will help to facilitate our partnering efforts both in the US and in high growth markets abroad."

Marshall Edwards owns exclusive worldwide rights to all of its drug candidates, including ME-143 and ME-344.  The company’s intellectual property portfolio now includes 15 issued US patents, at least 12 additional US patent applications, and more than 70 issued foreign patents and 50 foreign patent applications.

About Marshall Edwards

Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism.  The company’s lead drug candidates, ME-143 and ME-344, have been shown in laboratory studies to interact with specific enzyme targets resulting in inhibition of tumour cell metabolism, a function critical for cancer cell survival.  Marshall Edwards initiated a Phase I clinical trial of intravenous ME-143 in patients with solid refractory tumours in September, 2011 and plans to present safety and pharmacokinetic data from the trial at the American Society of Clinical Oncology Annual Meeting in June, 2012.  The company received approval of its Investigational New Drug application for ME-344 in April, 2012 and is initiating a Phase I clinical trial of intravenous ME-344 in patients with solid refractory tumours. For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  NASDAQ:NVGND) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.